Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 April 2009
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcements to Nasdaq OMX Copenhagen Nos. 4 and 5/2009.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

4/14

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

Announcement No. 5/2009
1 April 2009

British health care reform: Final update

The UK Department of Health ("DH") has today announced its decisions on reform of Part IX of the Drug Tariff, following an extensive review process. The changes have implications for the reimbursement prices for stoma and continence appliances and the system of remuneration for related services provided by Dispensing Appliance Contractors ("DACs") in England.

DH has announced a uniform 2% reduction in reimbursement prices for Part IX of the Drug Tariff that covers urinary and urethral, incontinence and stoma appliances.

The DH has also announced additional reforms relating to remuneration for services which will replace the existing on-cost allowance with an arrangement that will create greater transparency between remuneration for services and reimbursement for items.

The changes to reimbursement prices and the system of remuneration for services will come into force on 1st April 2010 and therefore will not impact the financial expectations for 2008/09.

Coloplast estimate the impact of the changes to be an annual reduction in revenues and profitability (EBIT) of GBP 3-4m. A price increase mechanism for the reimbursement of items – frozen during the review - will be reintroduced 6 months after implementation of the price reduction, in October 2010.

This brings to a conclusion the entire Part IX review.

Further details are available in Department of Health documentation on the website www.dh.gov.uk.

Lene Skole
CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Director of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 4/2009
1 April 2009

British health care reform: Update

The UK Department of Health has today announced its decisions on reform of Part IX of the Drug Tariff, following an extensive review process. The changes have implications for the reimbursement prices for stoma and incontinence appliances and the system of remuneration for related services provided by Dispensing Appliance Contractors in England.

The Department of Health document will be available at www.dh.gov.uk later today. Coloplast is considering the implications for the business and will release an assessment when these are clarified.

Lene Skole
CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665

Ian S.E. Christensen
Head of Investor Relations
Tel. +45 4911 1301/+45 3085 1301
Email: dkisec@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922/+45 3085 1922
Email: dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare. Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.